July 5, 2005

Mr. Brain V. McAllister

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3-8

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Brain V. McAllister
Donna Di Silvio
Michael Moran

Re:	Petro Stopping Centers Holdings, L.P.
Form 10-K for the Year Ended December 31, 2004
File No’s. 1-13018, 333-87372, 333-87371-01 and 333-25189-01

VIA EDGAR

Dear Mr. McAllister:

I am writing in response to your letter dated June 20, 2005 setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 10-K for the Year ended December 31, 2004 (File No’s 1-13018, 333-87372, 333-87371 and 333-25189-01) for Petro Stopping Centers Holdings, L.P. (“PSCH”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses. Pursuant to 17 C.F.R. §200.83, PSCH is requesting confidential treatment to its response to Comment 6.

In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:

The adequacy and accuracy of the disclosure in the filing is the responsibility of PSCH. PSCH acknowledges that Staff comments or changes made in response to Staff comments in proposed disclosure in its filings do not foreclose the Commission from taking any action with respect to the fillings. PSCH also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Please file a copy of the redacted version of your response letter dated May 13, 2005 on EDGAR as correspondence.

Mr. Brian V. McAllister

July 5, 2005

Response:

A redacted version of our response letter dated May 13, 2005 was filed on EDGAR on May 13, 2005. We were provided accession number 0001193125-05-107216 for this filing. Please advise if you would like for PSCH to file this letter again.

Item 8, Financial Statements and Supplementary Data, page 26

Consolidated Balance Sheets, page 26

2.	We note your response to comment 4 in our letter dated April 29, 2005. In consideration of the relevant facts and circumstances and the accounting guidance issued subsequent to ASR 268, we presently view these instruments to be within the scope of SFAS No. 150. Please refer to the Scope section of EITF Topic No. D-98.

Response:

On January 1, 2004, the Company adopted SFAS No. 150 and was required to reclassify its Class A mandatorily redeemable preferred partnership interests and the accrued preferred return of its Class B mandatorily redeemable preferred partnership interests as liabilities. However, for the reasons discussed below, the Company continues to believe that SFAS No. 150 does not apply to the “Contingently Redeemable Warrants.” As discussed in the May 13, 2005 letter, the amount recorded in the Company’s balance sheet related to the Contingently Redeemable Warrants represents the 10% partnership interest in PSCH that is owned by Petro Warrant Holdings Corporation (“Warrant Holdings”). Warrant Holdings’ partnership interest is allocated its proportionate share of PSCH’s profit or loss. Warrant Holdings was formed in 1999 for the sole purpose of holding a 10% common limited partnership interest in PSCH. Warrant Holdings acquired the PSCH partnership interest for $9.7 million in a transaction that was entered into simultaneously with the issuance of certain warrants to PSCH in exchange for $9.7 million. In 1999, PSCH then issued 82,707 units, each consisting of $1,000 principal amount at stated maturity of PSCH’s 15% senior discount notes due in 2008 and one warrant. Thus the outstanding warrants were transferred to the holders of the bonds.

In connection with the 2004 refinancing transactions, the warrant agreement was amended and the mandatory purchase date of the contingently redeemable warrants was extended from August 1, 2004 to October 1, 2009. The warrants remain outstanding.

The warrant agreement dated July 23, 1999, as amended, provides that upon an “exchange event,” such as (i) a change in control, (ii) a transfer of the Company’s business to a corporation that succeeds to and continues the Company’s business, including in connection with a public offering, or (iii) bankruptcy filing, the warrants will be exchanged, for no additional consideration, for 100% of the common stock of Warrant Holdings. If the warrants have not been exchanged by October 1, 2009, the Company will be obligated to repurchase the warrants at fair market value. If the reacquisition of the warrants by PSCH occurs, PSCH will essentially reacquire Warrant Holdings’ 10% interest in PSCH.

Mr. Brian V. McAllister

July 5, 2005

The Company believes that the contingent redeemable warrants, which represent the 10% partnership interest in PSCH owned by Warrant Holdings, are in-substance “an outstanding share” as contemplated by SFAS No. 150 paragraph 11 and therefore, paragraph 11 of SFAS No. 150 does not apply to this instrument. Please note that the warrants do not have an exercise price. Rather, the bondholders paid for the partnership interest represented by the warrants in the financing transaction described above.

As discussed in SFAS No. 150 paragraph 9, a “financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.”

As noted in the preceding paragraph, the Company has concluded that the instrument in question is “issued in the form of shares.” The Company has concluded that the provisions of the warrant agreement related to the “exchange events” are not non-substantive or minimal. In a letter to the Commission dated December 6, 1999, the Company stated that we believed that “the likelihood of repurchase (of the partnership interest held by Warrant Holdings) is less than probable.” The Company has concluded that the potential “exchange events” discussed above preclude the Company from concluding that an “unconditional obligation” requiring the Company to essentially reacquire the 10% partnership interest held by Warrant Holdings exists. Due to the existence of the “exchange events” provision, the contingent redeemable warrants do not embody an unconditional obligation that requires the issuer to redeem the instrument by transferring assets (i.e., the holders of the warrants may have to convert the warrants into shares of Warrant Holdings upon an “exchange event”). As a result, the Company concludes that paragraph 9 of SFAS No. 150 is not applicable to the contingently redeemable warrants.

Based on the above, the Company has concluded that the provisions of SFAS No. 150 do not apply to the warrants. As it relates to ASR 268 and EITF Topic No. D-98, given the previously stated conclusion that SFAS No. 150 does not apply to these instruments, the Company continues to believe that the contingent redeemable warrants are not redeemable “upon the occurrence of an event that is not solely within the control of the issuer.” In fact, based on the ownership structure of PSCH, a number of the exchange events discussed above are within the control of the Company and its limited partners. Consequently, the Company continues to believe the warrants are in substance an outstanding partnership interest in PSCH that should be classified as temporary equity. The above conclusions have been discussed with KPMG LLP’s Department of Professional Practice.

3.	We note the conditional redemption existing with the call option held by PSCH expired on August 1, 2002. When this conversion expired, the warrants were no longer conditional obligations and became mandatorily redeemable on October 1, 2009, a specified and determined date. See paragraph A9 of SFAS No. 150. Please advise or amend your Form 10-K as of December 31, 2004 to revise your consolidated financial statements and related disclosures to present the warrants as liabilities measured at fair value in accordance with SFAS No. 150. Include the disclosures required by paragraph 37 of APB No. 20.

Mr. Brian V. McAllister

July 5, 2005

Response:

As discussed in the Company’s response to question 2, the Company concluded that the conditional redemption that exists, related to the contingently redeemable warrants, does not solely relate to the call option held by PSCH, which expired on August 1, 2002. The Company has concluded that the existence of the “exchange events” provision, which continue to exist and apply, and the fact that certain “exchange events’ are within the control of the Company, cause the Company to conclude that paragraph 9 of SFAS No. 150 is not applicable to the contingently redeemable warrants. The above conclusions have been discussed with KPMG LLP’s Department of Professional Practice.

4.	We note your response to comment 5 in our letter dated April 29, 2005. You indicate Mobil Long Haul, the holder of the Class B Preferred Partnership, holds the option to convert the preferred partnership interests into common interests in PSCH at any time prior to the mandatory redemption date. The option to convert Class B Preferred Partnership interests into a 3.9% common partnership interest is a conditional obligation held by Mobil Long Haul, since it was known at inception and requires you to settle in a fixed monetary amount. The mandatory redemption on the tenth anniversary of the 1999 transaction is an unconditional obligation within the scope of SFAS No. 150 and ASR 268 is no longer applicable. The presence of both the conditional and unconditional obligations noted above would require the instrument to be presented as a liability and measured at fair value within the scope of paragraph 12(a) SFAS No. 150. Please advise or amend your Form 10-K as of December 31, 2004 to revise your consolidated financial statements and related disclosures to present the Class B Preferred Partnership interest as a liability measured at fair value in accordance with SFAS No. 150. Include the disclosures required by paragraph 37 of APB No. 20.

Response:

The Company has concluded that the Class B Preferred Partnership interests are not within the scope of paragraph 12 (a) of SFAS No. 150 because the Class B interests do not embody either (1) an unconditional obligation or (2) a conditional obligation that may be settled by issuing a variable percentage of its common partnership interests. The 3.9 percent common partnership interest that the Class B Preferred Partnership interest can be converted into is not a variable number of shares/partnership interest that results in a fixed monetary amount as the value of this partnership interest changes with the fair value of all the common partnership interests. The 3.9 percent common partnership interest is subject to subsequent dilution by, for example, the exercise, by certain employees of PSCH, of options to acquire common partnership interests in PSCH.

The Company believes the redemption of the Class B Preferred Partnership interest is not “unconditional” because redemption is restricted by several material conditions. These conditions include (1) the potential conversion of the interests by the holder, (2) the partnership agreement prohibition against redemption until after the Class A Preferred Partnership interests have been fully redeemed, and (3) the partnership agreement prohibition on redemption at any time when the redemption would violate any bank credit agreements or debt indentures to which the Company is a party. Our existing debt agreements also preclude such redemption.

Mr. Brian V. McAllister

July 5, 2005

Further, the Company does not believe the Class B shares embody an unconditional obligation that requires the Company to redeem the shares by transferring assets because the holder may convert the Class B Preferred Partnership interest into a common partnership interest prior to the redemption date and the Company would then transfer a percentage of common partnership interest and not transfer its assets. Furthermore, the shares do not contain a specific date on which assets must be transferred; rather, they contain a date upon which the Company may be required to pay cash if, and only if, the holder did not previously convert the instrument into a common partnership interest and such a redemption is permitted.

Based on the above, the Company has concluded that paragraphs 9 and 12(a) of SFAS No. 150 are not applicable to the Class B Preferred Partnership interests. The above conclusion has been discussed with KPMG LLP’s Department of Professional Practice.

Consolidated Statements of Cash Flows, page 22

5.	We note your response to comments 8 and 16 in our letter dated April 29, 2005. Please clarify the accounting treatment for purchased receivables included in your response. Please tell us how you account for your purchase of receivables from your franchise locations in accordance with SFAS No. 140, or another applicable accounting pronouncement. Include the following in your response:

•	Please tell us if both you and your franchisees meet all of the conditions of sale accounting and your present accounting treatment for the purchased receivables. See paragraphs 9-11 of SFAS No. 140;

•	If you account for the transfer of assets as a sale, please tell us the amount of gains or losses recognized on the purchase of receivables and their classification in your statement of operations for the years ended December 31, 2004, 2003, and 2002;

•	Or tell us if both you and your franchisees account for purchased receivables as secured borrowings including your consideration of the criteria preventing you from applying sale accounting. See paragraph 15 of SFAS No. 140; and

•	In your response, please show us what your revised disclosure will look like for the related party effects of the transfer of assets. See SFAS No. 57.

In your response please illustrate the journal entries for you and your franchisees for the sales, purchases, gain recognition and cash collections on receivables

Mr. Brian V. McAllister

July 5, 2005

including the classifications for these entries in your balance sheet and statements of operations and cash flows. Also, please clarify whether or not the company-owned Petro locations record revenue in your consolidated statements of operations for the sale of merchandise or services to third party customers generated at Petro franchise locations.

Response:

We believe that both Petro and our franchisees meet the requirements of sale accounting as outlined in SFAS 140, paragraphs 9-11. Specifically, the transferred receivables have been isolated from our franchisee, we obtain the right to pledge or exchange such receivables, and effective control is transferred to us, including all rights and risks of collection.

As noted previously, the receivables we purchase from our franchisees are individual transactions, which are “lumped” together with all other transactions for a specific customer. The sold receivable is funded to the franchisee on a daily basis less a per transaction fee for administrative and bad debt costs of administering the direct billing program. The receivables are typically collected within approximately 10 days and bad debt related to these receivables has historically been low. Therefore, the amount of the receivables purchased, net of the transaction fee approximates the fair value on the date of transfer. Accordingly, given the short-term maturity of the related receivables, we do not recognize a gain or loss related to these transactions because the Company considers the amount to be insignificant. The total amount of transaction fees recognized by the Company during 2004 was approximately $120,000.

Our franchisees recognize a transaction fee expense and we recognize miscellaneous income, included in our non-fuel revenues, related to this administrative fee.

To clarify, we do not record any sales revenue related to fuel, merchandise or service transactions with third party customers at any of our franchise locations.

As you requested, the following summarized journal entries illustrate the accounting related to the sale/purchase of a receivable from a franchisee:

Franchisee:
Accounts Receivable	98.66
Transaction Fee	1.34
Sale		100.00

Cash	98.66
Accounts Receivable		98.66

Petro:
Direct Bill receivable	100.00
Accounts Payable - Franchisee		98.66
Miscellaneous Income		0.45
Transaction fee		0.89

Accounts Payable - Franchisee	98.66
Cash		98.66

Transaction Fee	.89
Accounts Payable		.89

Mr. Brian V. McAllister

July 5, 2005

(The above entry represents the obligation to pay the credit card processor a transaction fee)

Consistent with paragraph 22(a) of SFAS 95, the Company presents purchased franchise receivables and the corresponding proceeds as a component of cash flows from operating activities. The Company presents these items as a part of the net change in its accounts receivables line item on the operating section of its consolidated statement of cash flows. The Company believes that such receivables have those characteristics described in SFAS 95, paragraphs 12 and 13. Historically, such receivables have been collected in a period of approximately 10 days.

Based on your inquiry our future filings will include expanded disclosure similar to the following (new or revised language shown in bold italics below):

Highway Service Ventures, Inc. (“HSV”), a corporation in which J.A. Cardwell, Sr. owns a 31.7% interest, operates four franchised Petro Stopping Centers located in Elkton, Maryland; Ruther Glen, Virginia; Florence, South Carolina; and Carnesville, Georgia. These franchise agreements do not contain terms that are more favorable to the franchisee than the comparable terms in any of the Company’s other franchise agreements. For the years ended December 31, 2002, 2003, and 2004, the Company purchased receivables from HSV in the amounts of $10.2 million, $9.1 million, and $9.3 million, respectively. The Company received fees from HSV for the administrative and bad debt costs of administering the direct billing program related to such receivables of $31,000, $25,000, and $21,000 for the years ended December 31, 2002, 2003, and 2004, respectively. Additionally, the Company received franchise fees from HSV of approximately $1.1 million for each of the years ended December 31, 2002 and 2003, and approximately $1.2 million for the year ended December 31, 2004.

(18) Subsequent Events, page 53

6.	We note your response to comment 17 in our letter dated April 29, 2005. Please confirm your analysis of the Blue Beacon and Bordentown locations includes all four acquisitions disclosed in your footnote. Further, please tell us what consideration you gave to aggregating acquisitions from a single franchise in consideration of the criteria “under common controls or management” in Rule 3-05(a)(3)(i) of Regulation S-X. In this regard, we note from your disclosure on page

Mr. Brian V. McAllister

July 5, 2005

53 at least 2 of the acquisitions were from one franchisee. Please advise us if the Blue Beacon and Bordentown acquisitions were from one franchisee. If so, on an aggregated basis your analysis indicates the acquisitions exceed the prescribed threshold. Please advise or revise your filing as appropriate.

Response:

*Confidential Treatment Requested by Petro Stopping Centers Holdings, L.P. The information requested by the Staff in Comment No. 6 is confidential. Accordingly, PSCH is responding to that comment separately pursuant to 17 C.F.R. § 200.83. That response will be provided supplementally to the Staff in hard copy only.

Please contact me at 915-774-7389 with any further questions or comments.

Sincerely,

/s/ Edward Escudero
Edward Escudero
Chief Financial Officer and Treasurer
Petro Stopping Centers Holdings, L.P.